WIDESCOPE RESOURCES INC.

NOTICE OF THE ANNUAL GENERAL MEETING
OF SHAREHOLDERS TO BE HELD ON JUNE 28, 2007

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Widescope Resources Inc. (the “Corporation”) will be held at #208 — 828 Harbourside Drive, North Vancouver, British Columbia on June 28, 2007 at 2:00 p.m., Vancouver time, for the following purposes:

1.	To receive the financial statements for the period ended December 31, 2006 and the auditors’ report thereon;

2.	To fix the number of directors of the Corporation to be elected at the meeting at five (5);

3.	To elect the board of directors of the Corporation until the next annual meeting of shareholders;

4.	To appoint auditors until the next annual meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the auditors;

5.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Information relating to the matters to be brought before the meeting is set forth in the management information circular which accompanies this Notice of Meeting. Terms not herein defined have the meaning ascribed to them in the said management information circular of the Corporation.

DATED at Vancouver, British Columbia this 29th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

“Douglas E. Ford" Douglas E. Ford

Director

IMPORTANT

Only holders of common shares of the Corporation of record at the close of business on May 29, 2007 (the “Record Date”) are entitled to notice of and to participate at the Meeting and only such persons or those who become holders of common shares of the Corporation after the Record Date and comply with the provisions of the Business Corporations Act (British Columbia) are entitled to vote at the Meeting. If you are unable to attend in person, kindly fill in, sign and return the enclosed proxy in the envelope provided for that purpose.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment thereof.